

Mail Stop 4546

May 22, 2017

VIA E-mail
Mr. Todd C. Larson
Senior Executive Vice President Finance &
 Chief Financial Officer
Reinsurance Group of America, Inc.
16600 Swingley Ridge Road
Chesterfield, MI 63017

> **Re:**   **Reinsurance Group of America, Inc.**
>   **Form 8-K dated April 27, 2017**
>   **Filed April 27, 2017**
>   **File No. 001-11848**

Dear Mr. Larson:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kevin W. Vaughn

        Kevin W. Vaughn
        Accounting Branch Chief
        Office of Healthcare and Insurance